EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 13, 2023

Eldorado Gold Provides Exploration Update Highlighting Increased

 Confidence on Ormaque; Announces Executive Management

Appointments

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to provide an update on exploration results from the Ormaque deposit, part of the Lamaque Complex, in Quebec, Canada.

“We are excited to see Ormaque resources continuing to grow, adding ounces to both Indicated and Inferred Resources, as reported in our September 30, 2023 Mineral Reserve and Mineral Resource statement, published on December 13, 2023,” said George Burns, President and CEO of Eldorado Gold Corporation. “In addition to this, we are encouraged by the results of our 2023 exploration program that increase our confidence and demonstrate opportunity for expansion beyond the current Mineral Resource.”

“Supporting our development strategy in Quebec, plans are being advanced to declare initial Reserves for Ormaque in late 2024 with completion of a pre-feasibility study, and exploration drilling will continue to test resource expansion opportunities. We will also drive a drift off the decline next year into one of the lenses for a bulk sample to test our geological assumptions, mining method and for metallurgical test work. Additionally, our Exploration team continues to explore other near mine opportunities in the Val-d’Or district, capitalizing on our strategic footprint in the prolific Abitibi region.”

Interactive VRIFY 3D Model

To view an interactive 3D model that includes the results announced today use the following link or visit Eldorado Gold’s website:

https://vrify.com/decks/14810?auth=c09dea7a-da6f-487c-8237-1c2834c65c65

Ormaque Resource Expansion Drilling Highlights

Resource expansion drilling at Ormaque totals over 11,500 metres in 2023. This drilling has identified new zones characterised by high-grade veins similar in style and geometry to those hosting the Ormaque deposit. Key mineralised intercepts are present both below and south of the current Mineral Resources for at least 350 metres. Notable results since the March 2023 exploration update news release include:

•	10.15 metres at 8.28 g/t gold (9.94 g/t gold uncapped) in drillhole FOR-22-027, approximately 350 metres southeast of the current Resource;
•	11.55 metres at 9.95 g/t gold in drillhole LS-23-095, approximately 30 metres south of the current Resource;

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•	5.70 metres at 16.61 g/t gold (17.31 g/t gold uncapped) in drillhole LS-23-096, approximately 50 metres east of the current Resource;
•	11.50 metres at 3.97 g/t gold, including 4.00 metres at 9.81 g/t gold, in drillhole LS-23-098, approximately 120 metres northeast of the current Resource;
•	2.00 metres at 15.13 g/t gold in drillhole LS-23-100, approximately 150 metres west of the current Resource;
•	20.15 metres at 4.93 g/t gold, including 5.00 metres at 7.59 g/t gold, and 18.00 metres at 3.15 g/t gold, including 3.40 metres at 8.31 g/t gold, in drillhole LS-23-101 at approximately 30 and 80 metres below the current Resource; and
•	14.20 metres at 8.36 g/t gold (14.00 g/t gold uncapped), including 3.30 metres at 20.40 g/t gold (44.68 g/t gold uncapped), in drillhole LS-23-102, approximately 140 metres south of the current Resource.

Note: Gold grades for drillhole intervals listed in this release are based on capping individual assays at 70 g/t gold. Drillhole intercepts are drillhole lengths.

Figure 1: Map of the Ormaque deposit area, showing surface projection of Mineral Resource (pink shaded area) on simplified surface geology, with collar locations and surface traces of new drillholes presented in this news release and with reference section lines for Figure 2.

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Figure 2: North-south cross sections illustrating western, central and eastern views of the Ormaque deposit, showing section projection limits of reported September 2023 Mineral Resource (pink shaded areas) and simplified geology, with traces of new drillholes presented in this news release.

Qualified Persons

Jacques Simoneau P.Geo. (OGQ No. 737), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101, and is responsible for and has verified and approved the scientific and technical disclosure contained in this press release (including verification of the sampling, analytical and test data underlying the information disclosed), with respect to the exploration program at Ormaque. Eldorado Gold operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. The data including in this press release was verified as follows: Drill core samples for the Ormaque deposit exploration drilling were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All gold assays are based on fire assay analysis of a 30 g charge, followed by an atomic adsorption finish. Samples with gold grades above 5.0 g/t were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicates and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Strengthening the Executive Management Team

The Company announces that Joe Dick, Executive Vice President and Chief Operating Officer, will retire in 2024. Joe has had a successful 40-year career, the last four of which have been with Eldorado. He will remain as an advisor to Eldorado after his retirement to provide continued support to the company as required.

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“Joe has been an integral part of our senior leadership team and has provided invaluable guidance on our operations while overseeing considerable progress made at our Skouries project over the last few years,” said George Burns. ”In addition, he has championed a culture of safety excellence and continuous improvement. I am grateful for his support and many contributions he has made as a key member of the team. On behalf of everyone at Eldorado, we wish him all the best in his well-deserved retirement and his future endeavours.”

With the retirement of Joe Dick a number of changes in the senior management team have been implemented to support our growth and set us up for continued success. These changes include:

Louw Smith has been appointed Executive Vice President, Development, Greece, effective January 1, 2024. Louw brings to the role over 30 years of experience in the Industry, and most recently held the position of Managing Director at TEX overseeing a full range of technical solutions for gold mining companies. Prior to that, Louw was Chief Operating Officer at Nord Gold Plc for eight years. Louw was also Chief Operating Officer at Alacer Gold Corp. Louw will be based in Greece and responsible for the development of our Greek assets, including Skouries and Perama Hill, overseeing operations, and corporate functions.

Paul Ferneyhough has been appointed Executive Vice President, Chief Strategy & Commercial Officer. Paul’s accountabilities include Country Management (Canada and Turkiye), Investor Relations, Sales & Marketing, Business Improvement, and Supply Chain & Procurement. Paul joined the Company in May, 2021 as Senior Vice President, Chief Growth and Integration Officer. Prior to joining Eldorado Gold, Paul spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director leading Repsol’s North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning and business performance management.

Simon Hille has been appointed Executive Vice President, Technical Services & Operations. Simon will be accountable for Operations in Turkiye and Canada along with the Global functions: Technical Services, Project Engineering, Exploration and Safety & Sustainability. Simon joined the Company in November, 2020 as Vice President, Technical Services. Prior to joining Eldorado, Simon was with Newmont (Goldcorp), as Group Executive, Technical Engineering and Global Projects. Ahead of the Newmont merger, Simon was Vice-President, Global Innovation, Metallurgy and Processing at Goldcorp. He also held progressively senior leadership roles in metallurgy and process development with Barrick Gold and Newcrest Mining. Simon has over 30 years of experience in gold and base metals specializing in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies.

Niklas Frank has been appointed Senior Vice President, Operations. Niklas recently joined the Company as Vice President, Operations in August, 2023. Niklas is based in Europe and will be responsible for Operational Support and the primary lead for our site General Managers in Quebec and Türkiye and operations support needs in Greece. With a career spanning over 25 years, Niklas brings a strong background in operations management and a proven track record of driving efficiency and excellence. His experience in world-class, highly productive mining operations, safe and sustainable development, life of mine and strategy development, application of LEAN mining, M&A and stakeholder management.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: opportunities to expand current resources at Ormaque; plans to declare initial reserves at Ormaque, including the completion of a pre-feasibility study, and the expected timing thereof; planned future drilling and exploration work, and the timing and anticipated benefits thereof; our expectations regarding establishment of reserves and resources through our continued exploration programs;  mineral reserves and resources; the timing of changes in the executive management team, including the retirement of Joe Dick; plans to retain our Chief Operating Officer as a consultant after retirement; expected and new management portfolios; our guidance and outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the future price of gold and other commodities, the results of our exploration programs; the need for additional financing to explore and develop properties; mineral reserves and resources and metallurgical recoveries, uncertainties involved in the interpretation of drill results and geological tests, the geopolitical, economic, permitting and legal climate that we operate in; ability to obtain all required approvals and permits in a timely manner and our ability to comply with all the conditions that are imposed in such approvals and permits; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the impact of the COVID-19 pandemic on our operations the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others:; timing and cost of exploration, drilling, work programs, construction, geopolitical and economic climate (global and local), uncertainties involved in the interpretation of drill results and geological tests; the need to obtain additional permits and governmental approvals, risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending  litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; global outbreaks of infectious diseases, including COVID-19; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company’s  most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information are designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

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Appendix 1: Tables of Assay Results

Table 1: Summary of drillhole assay results from the Ormaque Deposit. Intercepts are only reported for    those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	Au (g/t)	Au capped at 70 g/t	Zone
FOR-22-025	624.5	625	0.5	22.53		Step-out intercept, ~300 m SE to current Resource
	646.5	648.5	2	5.26		Step-out intercept, ~300 m SE to current Resource
	686.75	687.75	1	10.3		Step-out intercept, ~300 m SE to current Resource
FOR-22-027	704.2	714.35	10.15	9.94	8.28	Step-out intercept, ~350 m SE to current Resource
FOR-22-032	319.9	320.5	0.6	19.62		Step-out intercept, ~100 m east to current Resource
	367	372.25	5.25	5.95		Step-out intercept, ~90 m east to current Resource
FOR-22-033	175.5	176.5	1	17.98		E030, step-out 30 m east to current Resource
FOR-23-035	819.4	823.8	4.4	3.57		Step-out intercept, ~200 m east to current Resource
FOR-23-036	203.2	204.8	1.6	12.96		Step-out intercept, ~70 m east to current Resource
	366.3	367.3	1	22.27		Step-out intercept, ~70 m east to current Resource
	488.2	489.75	1.55	6.69		Step-out intercept, ~60 m east to current Resource
FOR-23-037	28.2	31.4	3.2	3.88		E006
	37	42.2	5.2	4.97		Intercept between E006 and E008
	358.1	364	5.9	2.11		East step-out intercept, 200 m below current Resource
LS-23-095	494.35	495	0.65	81.77	70	Step-out intercept, ~30 m south to current Resource
	500.7	512.25	11.55	9.95
Including	500.7	503.1	2.4	19.94		E150, step-out ~30 m south to current Resource
	510.65	512.25	1.6	33.86	24.21	Intercept 7m below E150
LS-23-095	608.55	613.2	4.65	3.68		Step-out intercept ~100m below E150
	735.65	736.15	0.5	24.84		Step-out intercept, ~50 m south to current Resource
LS-23-096	382.6	383.1	0.5	38.87		Step-out intercept, ~50 m east to current Resource
	623.4	624.4	1	29.2		Step-out intercept, ~50 m east to current Resource
	631.6	632.6	1	14.15		Step-out intercept, ~50 m east to current Resource
	635.8	637.6	1.8	13.39		Step-out intercept, ~50 m east to current Resource
	650	651.1	1.1	37.34		Step-out intercept, ~50 m east to current Resource
	665.8	666.4	0.6	35.17		Step-out intercept, ~50 m east to current Resource
	667.6	668.1	0.5	22.42		Step-out intercept, ~50 m east to current Resource
	672.7	678.4	5.7	17.31	16.61	Step-out intercept, ~50 m east to current Resource
	685	686.5	1.5	8.46		Step-out intercept, ~50 m east to current Resource
	708.1	711.7	3.6	9.29		Step-out intercept, ~50 m east to current Resource
	741.5	742	0.5	27.86		Step-out intercept, ~50 m east to current Resource
LS-23-097	397.7	401.9	4.2	3.16		E120, step-out ~50 m south to current Resource
	678	679.24	1.24	10.82		E235, step-out ~140 m south to current Resource
	789.3	790	0.7	17.66		Step-out intercept, ~70 m below current Resource
	818.3	818.8	0.5	55.34		Step-out intercept, ~80 m below current Resource
LS-23-098	66.5	67.1	0.6	140.59	70	Intercept 28m below E009
	352.4	353.4	1	21.39		Step-out intercept, ~40 m NE to current Resource
	398	399	1	10.03		Step-out intercept, ~40 m NE to current Resource
	525	536.5	11.5	3.97
Including	525	529	4	9.81		Step-out intercept, ~ 120 m NE to current Resource
LS-23-100	232.5	233	0.5	63.28		E020
	252	253.5	1.5	7.88		E030
	268.3	269.9	1.6	19.85		E040
	297	298.7	1.7	18.48		E050, step-out ~10 m east to current Resource
	321.7	322.2	0.5	24.33		E075
	336.5	337.5	1	32.94		E080
	685.9	687.9	2	15.13		Step-out intercept, ~150 m west to current Resource
	809.6	811.1	1.5	6.8		Step-out intercept, ~100 m below current Resource
	888.4	888.9	0.5	28		Step-out intercept, ~150 m below current Resource
LS-23-101	357	357.5	0.5	107.39	70	E100
	431.65	451.8	20.15	4.93
Including	431.65	434.47	2.82	6.94		Intercept 28m above E140
	435.6	437	1.4	12.7		E140, step-out ~30 m south to current Resource
	440.2	445.2	5	7.59		E145, step-out ~30 m south to current Resource
	447.25	448	0.75	15.01		Intercept 28m below E145
LS-23-101	457	459.85	2.85	3.51		Step-out intercept, ~50 m south to current Resource
	579.3	580	0.7	15.6		Step-out intercept, ~90 m south to current Resource
	751.6	769.6	18	3.15		Blow-out intercept with different vein types
	751.6	755	3.4	8.31		Step-out intercept, ~80 m below current Resource
	762.71	763.8	1.09	13.16		Step-out intercept, ~90 m below current Resource
	818.4	819	0.6	28		Step-out intercept, ~120 m below current Resource
LS-23-102	562	576.2	14.2	14	8.36
Including	568.35	569.35	1	19.76		Step-out intercept, ~140 m south to current Resource
	569.9	571.8	1.9	9.95		Step-out intercept, ~140 m south to current Resource
	572.9	576.2	3.3	44.68	20.4	Step-out intercept, ~140 m south to current Resource
LS-23-102	836.65	840.7	4.05	3.84		Step-out intercept, ~160 m south to current Resource
FOR-23-034	No significant intercepts
LS-23-099	No significant intercepts

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Appendix 2: Collar locations and orientations and total lengths for drillholes listed in this news release.

Table 1: Summary of drillhole collar locations and collar orientations from the Ormaque Deposit.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
FOR-22-025	296076	5330383	316	178	-71	765.6	Surface
FOR-22-027	296130	5330294	317	189	-76	743.98	Surface
FOR-22-032	295984	5329963	323	1	-63	998.1	Surface
FOR-22-033	296093	5330273	317	160	-70	706.27	Surface
FOR-23-034	296225	5330079	318	352	-70	421.07	Surface
FOR-23-035	296052	5329898	318	358	-64	1011.63	Surface
FOR-23-036	296004	5330343	315	181	-73	758.8	Surface
FOR-23-037	296169	5330129	318	359	-67	775.12	Surface
LS-23-095	295873	5329864	324	355	-60	993.27	Surface
LS-23-096	295968	5330087	324	357	-65	915.57	Surface
LS-23-097	295744	5329909	323	353	-66	900.5	Surface
LS-23-098	295957	5330139	324	358	-65	681.57	Surface
LS-23-099	295614	5330018	325	352	-69	1050.93	Surface
LS-23-100	295588	5330110	325	356	-66	940.45	Surface
LS-23-101	295839	5330039	324	353	-70	868.18	Surface
LS-23-102	295879	5329777	323	355	-62	948.2	Surface

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